UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12B-25

                           NOTIFICATION OF LATE FILING

(Check One): [_] Form 10-K [_] Form 20-F [_] Form 11-K [X] Form 10-Q
             [_] Form N-SAR

               For Period  Ended:  March 31, 1998
                                 -----------------

               [ ] Transition Report on Form 10-K
               [ ] Transition Report on Form 20-F
               [ ] Transition Report on Form 11-K
               [ ] Transition Report on Form 10-Q
               [ ] Transition  Report on Form N-SAR
               For the Transition Period Ended:_________________________________

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
    NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS
                   VERIFIED ANY INFORMATION CONTAINED HEREIN.
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If the notification  relates to a portion of the filing checked above,  identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION
   Big Smith Brands, Inc.
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Full Name of Registrant
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Former Name if Applicable
    7100 West Camino Real, Suite 402
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Address of Principal Executive Office (Street and Number)
     Boca Raton, Florida  33433
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City, State and Zip Code

PART II -- RULES 12B-25(B) AND (C)

If the subject report could not be filed without reasonable effort or expense and the registrant seeks relief pursuant to Rule 12b- 25(b), the following should be completed. (Check box if appropriate)




      [x]      (a)  The reasons  described in  reasonable  detail in Part III of this form could not be eliminated without unreasonable effort or expense;


      [x]      (b)  The subject annual report,  semi-annual  report,  transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      [ ]      (c)  The accountant's statement or other exhibit required by Rule
                    12b-25(c) has been attached if applicable.


PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

See Attachment I
                                                 (ATTACH EXTRA SHEETS IF NEEDED)
                                                                  SEC 1344 (6/93

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

        Delbridge E. Narron          (212)                  715-7599
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                  (Name)             (Area Code)            (Telephone Number)

(2) Have all other period reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is
     no, identify report(s).                                      |X| Yes |_| No

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(3)  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?                                                     [X] Yes [ ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable
     estimate   of   the   results   cannot   be   made.

     See Attachment II
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                             Big Smith Brands, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date     05/18/98                   By   /s/ Terry L. Dober
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                                         Terry L. Dober, Chief Financial Officer


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
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   INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL
                        VIOLATIONS (SEE 18 U.S.C. 1001).
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

                                  Attachment I

         Registrant experienced a change in its independent accountants, previously reported on Forms 8-K filed January 26, 1998 (amended January 28,
1998) and February 11, 1998. Additionally, the Registrant consolidated its executive and accounting offices during the three months ended December 31, 1997. These events resulted in a delay in the completion of the Registrant's Financial Statements and in the completion of other portions of the Annual Report ("Form 10-KSB") for the year ended December 31, 1997. The delay in completing Financial Statements for the Form 10-KSB resulted in a consequent delay in beginning work on the Financial Statements for the period ended March 31, 1998. Registrant is currently in the process of completing the remaining portions of the Form 10-QSB, and believes that the Form 10-QSB will be filed within the grace period provided for under Rule 12b-25.

                                  ATTACHMENT II

         The Registrant estimates that its loss from operations for the three months ended March 31, 1998, will be approximately $374,000 as compared with a loss from operations of approximately $492,000 during the three months ended March 31, 1997. The Registrant estimates that its net loss for the three months ended March 31, 1998, will be approximately $1,137,000 as compared with a net loss of approximately $626,000 during the three months ended March 31, 1997. The decrease in loss from operations resulted primarily from an increase in sales resulting from the addition of new customers and additional products being purchased by existing customers. The increase in reported net loss resulted primarily from the inclusion of a one time non-recurring convertible debenture amortization discount of $606,204 arising as a result of the retirement of all outstanding convertible debentures in March 1998. Excluding this extraordinary item, the Company's net loss for the three months ended March 31, 1998 was approximately $531,000.